No Act P.E. 2/3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005529

March 6, 2014

Act: 1934
Section:
Rule: 14a-8 (DPS)
Public
Availability: 3-6-14

Jennifer L. Kraft
United Continental Holdings, Inc.
jennifer.kraft@united.com

Re: United Continental Holdings, Inc.
Incoming letter dated February 3, 2014

Dear Ms. Kraft:

This is in response to your letter dated February 3, 2014 concerning the shareholder proposal submitted to United by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 6, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: United Continental Holdings, Inc.
Incoming letter dated February 3, 2014

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes. The proposal also describes when the bylaw would, and would not, apply.

There appears to be some basis for your view that United may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain when the requested bylaw would apply. In this regard, we note that the proposal provides that preliminary voting results would not be available for solicitations made for "other purposes," but that they would be available for solicitations made for "other proper purposes." Accordingly, we will not recommend enforcement action to the Commission if United omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which United relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

UNITED CONTINENTAL
HOLDINGS, INC.

February 3, 2014

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: United Continental Holdings, Inc. – Shareholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

This letter and the materials enclosed herewith are submitted by United Continental Holdings, Inc., a Delaware corporation ("United" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of United's intention to exclude from its proxy materials for its 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting" and such materials, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") on December 13, 2013. The Company intends to omit the Proposal from its 2014 Proxy Materials pursuant to Rules 14a-8(i)(1) and 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(7) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if United excludes the Proposal from its 2014 Proxy Materials for the reasons detailed below.

United intends to file its definitive proxy materials for the 2014 Annual Meeting on or about April 25, 2014. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

The Proposal

The Proposal sets forth the following request to be voted on by shareholders at the 2014 Annual Meeting:

> "Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to:
>
> - Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules
> - Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)
> - Rule 14a-8 shareholder resolutions included in the proxy
>
> This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede the Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A.

Analysis

I. The Proposal May Be Excluded Pursuant to Rules l4a-8(i)(1) and 14(a)(2) Because, If Implemented, It Would Cause the Company to Violate Delaware Law.

A shareholder proposal may be omitted under Rule 14a-8(i)(1) if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization and, often in connection therewith, pursuant to Rule 14a-8(i)(2) if it would, upon implementation, cause the company to violate any state, federal or foreign law to which is it subject. The Company believes the Proposal may be excluded from the 2014 Proxy Materials pursuant to both Rules 14a-8(i)(1) and 14a-8(i)(2). Namely, under Delaware law, the Board (i) has a statutory obligation to manage the business and affairs of the Company, (ii) in the exercise of its management functions, has a statutory right to review the corporate books and records of the Company, and (iii) has other fiduciary duties to act in the best interests of the Company. By limiting Company information that would otherwise be available to the Board and management, this Proposal would result in members of the Board breaching their statutory obligations and fiduciary duties to shareholders, including the Board's fiduciary duty of care. As more fully described in the opinion of Potter Anderson Corroon LLP (the "Legal Opinion"), the Proposal is therefore invalid under Delaware law. As required by Rule 14a-8(j)(2), the Legal Opinion is attached hereto as Exhibit B.

Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

There is no exception under Section 141(a) of the DGCL or the Company's certificate of incorporation that would permit the management of the Company by individuals other than the Board, and thus implementing the bylaw amendment would bind current and future members of the Board and management from exercising the managerial discretion outlined in Section 141(a) of the DGCL in the manner they believe is in the best interests of the Company. Under Delaware law, directors have a right to review the corporate books and records in order to fulfill their obligations to the company and its shareholders. *See* DGCL Section 220. *See also Kalisman v. Friedman*, 2013 WL 1668205, at *3 (Del. Ch. Apr. 17, 2013) (describing directors' rights to a corporation's books and records as "essentially unfettered"). According to Section 220(d) of the DGCL, this applies for any "purpose reasonably related to the director's position as a director." The Delaware Court of Chancery has in fact recognized that reviewing and responding to voting information prior to a stockholder meeting is an appropriate action for a board. *See Mercier v. Inter-Tel (Delaware), Inc.*, 929 A.2d 786 (Del. Ch. 2007) (determining that it was within the board's exercise of its fiduciary duties to monitor voting results *and* to postpone a merger vote where there were insufficient votes to approve a proposal that the board believed to be in the best interests of the stockholders).

Under Delaware law, the directors also owe the Company and its shareholders a duty of care to inform themselves "of all material information reasonably available to them" in making their decisions. *See, e.g., Benihana of Tokyo, Inc. v. Benihana, Inc.*, 891 A.2d 150, 192 (Del. Ch. 2005), *aff'd*, 906 A.2d 114 (Del. 2006). The Staff has consistently permitted the exclusion of shareholder proposals that would, if implemented, cause a company to violate state law to which it is subject, including state corporate law. *See, e.g., Bank of America Corporation* (February 23, 2012) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(i)(2) where the proposal's restrictions on board discretion regarding the scope of indemnification provided to directors could cause the board to violate its fiduciary duties under Delaware law by requiring it take actions that its members do not believe are in the best interests of the corporation); *Vail Resorts, Inc.* (September 16, 2011) (concurring in the exclusion of a proposal in which the company argued that it would cause its directors to violate Delaware law by, among other things, requiring them to prioritize distributions to shareholders even if the board determined that there were better uses for corporate funds). *Bank of America* is particularly instructive in this case. There, the proposal attempted to restrict the board's ability to provide indemnification in the future to the company's management. The company argued in turn that (i) a current board cannot adopt an internal governance provision that limits a future board's ability to take actions its members believe would advance the corporation's best interests and (ii) proposals that direct a company's board to take actions inconsistent with the discretionary authority provided under state law are excludable. The Staff agreed.

The analysis in this instance is much like that in *Bank of America*. Adopting a bylaw provision that requires the withholding of critical information regarding the Company would (i) constitute a governance provision that limits a future Board's ability to take actions its members believe would advance the Company's best interests and (ii) direct the Board to take actions inconsistent with the discretionary authority provided under state law. It intentionally would prevent directors and management from apprising themselves of "all material information" in making their decisions. Directors cannot fulfill this obligation while subject to a blanket prohibition on viewing potentially material information. Voting information is crucial to fulfilling this obligation in an informed manner. For example, until the date of the annual meeting, the Board and management would not know whether a merger or a compensation plan was likely to be approved by shareholders. If these matters were not going to be approved, there would be a number of vital steps that would need to be taken to be able to continue to operate the Company in the ordinary course. Because the Company's competitive position, liquidity or retention of key employees could be at risk, the Board and management would need to take steps and potentially waste corporate resources to be prepared for any possible outcome. The Board could not, in good conscience, recommend or implement a bylaw amendment that would have such an effect.

Because the Proposal presents numerous scenarios under which the Board would be compelled to breach its fiduciary duties (explained in greater detail in the Legal Opinion), the Proposal, if implemented, would violate Delaware law and, accordingly, would not be a proper subject for a shareholder vote. The Company, therefore, believes the Proposal may be excluded pursuant to Rules 14a-8(i)(1) and 14a-8(i)(2).

II. <u>The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite Such That It Is Inherently Misleading</u>

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). The Staff has further explained that a shareholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991). The Proposal is vague and indefinite so as to be inherently misleading in at least two ways: (1) several of its key provisions are inherently vague and subject to multiple, conflicting interpretations that could have substantial implications for the implementation of the Proposal, and (2) its provisions impermissibly reference external standards without providing sufficient information to shareholders to inform their voting decisions.

a. *Inherently Vague and Conflicting Key Provisions*

In the first instance, the Staff consistently has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(3) where the proposals and their key terms are internally vague or inconsistent such that neither the company nor its shareholders would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. The Staff has articulated that when the terms of a proposal are inconsistent or unclear and the proponent fails to provide adequate guidance as to how such inconsistencies or uncertainties should be resolved, that proposal may be excluded as vague and indefinite. *See, e.g., Bank of America Corp.* (March 12, 2013) (concurring in the exclusion of a proposal regarding the exploration of "extraordinary transactions that could enhance stockholder value" where the definition of "extraordinary transactions" was inconsistent and unclear throughout the proposal and the supporting statement); *Verizon Communications Inc.* (February 21, 2008) (concurring with the exclusion of a proposal regarding formulas for short- and long-term incentive-based executive compensation where the methods of calculation provided were inconsistent with each other); *International Business Machines Corp.* (February 2, 2005) (concurring in the exclusion of a proposal regarding executive compensation because the identity of the affected executives was uncertain and subject to multiple interpretations); *Peoples Energy Corp.* (November 23, 2004, *recon. denied* December 10, 2004) (concurring in the exclusion of a proposal where the term "reckless neglect" was uncertain and subject to multiple interpretations); *Norfolk Southern Corp.* (February 13, 2002) (concurring in the exclusion of a proposal requesting that the board of directors "provide for a shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry" as vague and indefinite because it did not provide adequate guidance to resolve potential inconsistencies and ambiguities with respect to its criteria). One danger is that, due to the lack of guidance with respect to these uncertainties and inconsistencies, the standards or criteria under the proposal may be implemented in such a way that the proposal would no longer have the effect that it says it will. *See Jefferies Group, Inc.* (February 11, 2008, *recon. denied* February 25, 2008) (concurring in the exclusion of a proposal where the resolved clause sought an advisory vote on the company's executive compensation policies, yet the supporting statement and the proponent stated that the effect of the proposal would be to provide a vote on the adequacy of the compensation disclosures); *JPMorgan Chase & Co.* (January 31 , 2008) (concurring in the exclusion of a proposal that sought to prohibit restrictions on "the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting" but where the applicable state law did not affirmatively provide any shareholder right to call special meetings, nor did it set any default "standard" for such shareholder-called meetings).

Here, the Proposal is fundamentally vague and inconsistent in the same way as the proposals described in the precedent above—with respect to the nature and scope of the proposed bylaw amendment and the guiding principles by which the implementation of the Proposal is to be measured. Namely, key terms of the Proposal are inherently inconsistent, making it impossible for the Company to determine with any reasonable certainty how to implement the proposal.

For example, on the one hand, the Proposal establishes that its "enhanced confidential voting requirement should apply to... Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for *other* purposes." (Emphasis added.) On the other hand, the Proposal also states that it would not "impede the Company's ability to monitor the number of votes cast for the purposes of achieving a quorum, or to conduct solicitations for other *proper* purposes." (Emphasis added.) The carve-out in the latter sentence appears to be intended as an exception to the general rule, but neither the Proposal nor its supporting materials provide any guidance whatsoever with respect to what should be considered a solicitation for a "proper" purpose in contrast to "other purposes," which would be subject to the prohibitions of the proposed bylaw amendment. It is not clear whether even basic forms of solicitation would be considered "proper" purposes and thus excepted from the proposed bylaw amendment. For example, is it a "proper purpose" to use preliminary voting information to contact shareholders who have not completed their proxies in order to ask them to vote? If so, could the Company use interim vote information and solicit votes based on such information up until it knows a quorum is actually achieved? Or, does there have to be some doubt about quorum before the Company can begin soliciting votes? And if so, must the Company hire an independent proxy solicitor in order to achieve a quorum? The Proposal does not answer any of these questions. Shareholders' views may vary substantially on whether that would be a solicitation for a "proper purpose," differing based on the extent to which each shareholder believes preliminary information should be provided to management and the Company's board of directors (the "Board"). Because it is impossible to determine what solicitations are covered by the proposed bylaw amendment other than those expressly enumerated in the Proposal, the Proposal's language is inherently vague and inconsistent with respect to the effect of the Proposal, and neither the Company nor the shareholders voting on the Proposal "would be able to determine with any reasonable certainty exactly what actions or measures" would be required were the Proposal to pass.

Similarly, the Proposal's request that the Company adopt a bylaw that "votes cast by proxy on *uncontested* matters... shall not be available to management or the Board..." (emphasis added) involves a key term, "uncontested matters," that is inherently vague and potentially inconsistent, making it impossible for the Company or its shareholders to determine with any reasonable certainty how to implement the Proposal. What types of solicitations involve "uncontested matters" such that the bylaw provision would apply? The Proposal and its supporting statement do not address whether it would apply to, for example, (i) a "vote no" campaign in the absence of a counter-solicitation; (ii) a proposal that is opposed by a proxy advisory firm; (iii) a proposal opposed in one or more voting announcements by large stockholders under Rule 14a-1(1)(2)(iv); or (iv) a matter that is the subject of a lawsuit. Further confusing the matter, the examples that are given for when the provision *would* apply are certainly considered "contested" under some circumstances. Rule 14a-8 proposals by their very nature are typically considered contested; the company normally solicits votes in opposition to such proposals. The Proposal could also cover mergers or charter amendments for which a shareholder vote is required under Delaware law but which are often the subject of a counter-solicitation, "vote no" campaign, or some other form of opposition or contest, including in court proceedings. Once again, both the Company and its shareholders are left wondering how the Proposal might be implemented and what its far-reaching implications might be.

In addition to the fundamental indeterminacies of the distinction between "proper" versus "improper" purposes and "contested" versus "uncontested" subject matters, there are multiple varying interpretations of the Proposal's other key provisions that could be adopted by the Company with respect to: (i) the information that may be made available to management and the Board; (ii) who within the Company may have access to preliminary voting information under the proposed bylaw amendment; and (iii) precisely when the restrictions under the proposed bylaw amendment would be in play. In each case, the effect of the Proposal as implemented could differ significantly "from the actions envisioned by the shareholders voting on the proposal."

- <u>Preliminary Voting Information That May Be Made Available to Management and the Board</u>: The Proposal's requirement that specified information "shall not be available to management" is inherently vague and misleading and subject to multiple substantially differing interpretations. For example, in uncontested proxy solicitations, a company is provided an omnibus proxy by its proxy solicitor that reflects the aggregated voting instructions that it has solicited from a company's beneficial owners. These proxy votes are provided by banks and brokerage firms in order to fulfill their obligations under Rules 14b-1 and 14b-2 of the Exchange Act, among other regulations. Because of these requirements, companies would have no control over whether this information is submitted to a company prior to an annual meeting. The Proposal, however, would lead shareholders, many of whom are unlikely to have a working knowledge of Rules 14b-1 and 14b-2, to believe the contrary because it does not recognize or address the complex voting processes that are involved in the Company's solicitation of proxies. The Proposal, therefore, would likely be implemented in a way that substantially differs from the actions envisioned by the shareholders. Similarly, the Proposal's terms are inherently indefinite with respect to the question of whether information about abstentions and broker non-votes may be provided. Staff Legal Bulletin 13 (July 13, 2011) indicates that, because an abstention or a broker non-vote is neither a vote for nor a vote against a proposal, "[a]bstentions and broker non-votes are not included in [the] calculation" to determine votes cast under Rule 14a-8. Consequently, it is possible that the Company, consistent with the terms of the Proposal, could receive information regarding abstentions and broker non-votes prior to an annual meeting in order to solicit additional votes. Because this is a highly technical point, most shareholders would likely not appreciate that the

Proposal may permit management and the Board to receive this type of preliminary voting information. The Proposal is fundamentally unclear about whether this would be permissible according to its terms. Again, the likelihood of shareholders misinterpreting these provisions is high, which in turn suggests that the Proposal is likely to be applied in a manner substantially inconsistent with the expectations of the voting shareholders.

- Who Within the Company May Have Access to Preliminary Voting Information Under the Proposed Bylaw Amendment: The Proposal is clear that the "confidential voting" amendment would apply to management and the Board. It is not clear, however, whether the same prohibition would apply to other employees of the Company. Shareholders may well interpret the language of the Proposal to suggest that the prohibition applies to all employees of the Company because, for example, the alternative would introduce confusion into the hierarchy of the Company's governance structures and open up the possibility that non-management employees may act in the manner they believe the Board and management would prefer (whether rightly or wrongly). Alternatively, other shareholders may focus on the following concern highlighted in the Proposal as guidance in determining the answer to the question: "Management is able to monitor voting results and take steps to influence the outcome on matters where they have a direct personal stake" such as ratification of stock options. If the underlying concern of the Proposal is to cabin the influence of ***management*** over voting results, then it might make sense to allow non-management personnel who do not have such a personal stake in the vote outcome to continue to monitor preliminary voting information in order to ensure that the Company's annual meetings, and the lead-up thereto, run smoothly. If that is the case, would the Proposal permit these other employees to use such information to solicit votes? Again, the Proposal does not acknowledge this possibility, let alone provide any guidance for resolving the ambiguity.

- Precisely When the Restrictions Under the Proposed Bylaw Amendment Would Be In Play: Precisely when management and the Board are permitted to receive information on voting outcomes and what powers the Board and management would have upon receiving such information is indeterminate. For example, it is not even clear whether this bylaw provision would apply to *all* shareholder meetings or only to annual meetings. On the one hand, the express language of the Proposal contemplates that it would only apply to "the outcome of votes cast" "prior to the Annual Meeting." Yet the other provisions of the Proposal also contemplate that it would apply to votes on proposals "required by law, or the Company's Bylaws." There are, without question, instances in which a shareholder vote is required under applicable law or the Company's bylaws, but, for important timing reasons, that vote is brought before a special meeting of the shareholders rather than at an annual meeting. Would there be two separate sets of bylaw provisions—one governing annual and one governing special meetings? That would be a strange result, but the Proposal's language poses rather than answers this question. Furthermore, whatever type of shareholder meeting the provision ultimately would apply to, the Proposal is entirely ambiguous in terms of how any timing restrictions inherent in the underlying policy should be implemented in the time leading up to and during such a shareholder meeting. This raises a host of complex questions about how the Proposal should be implemented, which in each case could further confuse voting shareholders and result in an implementation of the Proposal's provisions in a manner that varies substantially from their expectations. Specifically, the Proposal states that the information would not be made available to the Board or management "prior to" the shareholder meeting. Does this mean that although the Board and management are responsible for conducting an orderly meeting, they will not know the voting results until after the meeting is called to order? Is management entitled to know the results before the polls are closed? Can management call for an adjournment once the meeting begins if the results are not what is expected? There is no clear point in time when this information is permitted to be conveyed to the Board and management, and consequently in implementing the Proposal, the Board and management would have no way of knowing whether they were running afoul of the expectations of the shareholders or the intent of the Proponent.

b. ***Impermissible Use of External Standards***

In the second instance, the Proposal states that the bylaw provision would apply to votes mandated under applicable stock exchange rules, proposals required by law, and Rule 14a-8 shareholder proposals. But these are all external standards, not described in any way in the Proposal, with which shareholders may have little or no familiarity. Recent Staff precedent indicates that, in particular, referencing external standards in a proposal without properly defining the particulars of those standards renders a proposal so vague and indefinite as to be inherently misleading. *See, e.g., Dell Inc.* (March 30, 2012) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(i)(3) that sought proxy access for shareholders who satisfied the "SEC Rule 14a-8(b) eligibility requirements" without adequately detailing those eligibility requirements and the actions required); *The Boeing Company* (March 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite). Here, the Proponent has framed the nature and scope of the Proposal in reference to stock exchange rules, Rule 14a-8, and a catch-all standard for those matters required by law. Shareholders would have no concrete sense of what types of matters and related solicitations the proposed bylaw amendment would and would not cover. The breadth of transactions covered by votes mandated under each of these standards is significant and nuanced, but shareholders are not even provided an outline of the major categories of votes required under the applicable New York Stock Exchange rules or Delaware law. And just as in *Dell*, the Proponent merely makes a vague reference to Rule 14a-8 rather than providing the information necessary for shareholders to understand and evaluate the scope and propriety of subjecting voting information for Rule 14a-8 proposals to the proposed bylaw amendment. Consequently, shareholders would not necessarily anticipate that the plain language of the Proposal would cover, for example, a merger transaction or a change in domicile. As in

Dell, *Boeing* and other instances, the Staff has concurred that this is grounds for exclusion under Rule 14a-8(i)(3).

Consistent with the precedent cited above, the Proposal (1) uses conflicting and ambiguous language that provides for alternative interpretations without providing any guidance as to how the inconsistencies and ambiguities should be resolved and (2) impermissibly incorporates by reference external standards into its key provisions that are not sufficiently explained to shareholders. Given the numerous questions outlined above that are raised by the Proposal but cannot be answered by relying on its text alone, the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and if the Proposal were included in the 2014 Proxy Materials, neither the Company nor the shareholders voting on the Proposal would have any reasonable certainty as to the actions or measures required by the Proposal. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

To the extent the actions required by the Proposal are discernible, United may exclude the Proposal from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters that relate to the ordinary business operations of the Company. Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business operations." The purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and two considerations underlie this exclusion. Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The first relates to the subject matter of the proposal: "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

As explained in further detail below, the Proposal focuses on excludable ordinary business operations. To the extent the Proponent's request involves any significant policy issues, it does so in a way that impermissibly impinges on the discretion of the Company's management and Board by focusing more on aspects of ordinary business than any significant policy issue, and Staff precedent therefore provides that the entire Proposal may be omitted. The Proposal does this in at least three ways by (i) interfering with Company–shareholder communications; (ii) restricting the manner in which the Company solicits its shareholders; and (iii) interfering with the conduct of the annual meeting.

a. The Proposal impermissibly interferes with shareholder communications.

Staff precedent indicates that a proposal that seeks to impose restrictions on a company's communications with its shareholders is, absent an overriding important policy consideration, subject to the ordinary business exclusion. *See Peregrine Pharmaceuticals, Inc.* (July 16, 2013) ("*Peregrine 2013*") (concurring in the exclusion of a proposal requiring the company to answer investor questions according to parameters set forth in the proposal on any public conference calls). In *Peregrine 2013*, the Staff noted in particular that "the proposal relates to the ability of shareholders to communicate with management, board members and consultants during conference calls. Proposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under rule 14a-8(i)(7)." *See also Advanced Fibre Communications, Inc.* (March 10, 2003) (concurring in the exclusion of a proposal that requested the establishment of an "Office of the Board of Directors" to facilitate communication among non-management directors and shareholders, noting that the proposal related to "procedures for enabling shareholder communications"). Here, the Proposal clearly interferes with shareholder communications by restricting the use of proxy solicitations following the review of preliminary voting information. The underlying nature of the communication being restricted has little to do with keeping confidential the identities of shareholders and the proxy instructions provided by individual voters. Rather, it goes to communications, for example, that help ensure an orderly annual meeting, which are routinely initiated by numerous public companies.

b. The Proposal impermissibly restricts the manner in which the Company solicits its shareholders.

The Staff also has routinely concurred in the exclusion of proposals that attempt to regulate how and when a company solicits its shareholders. *See, e.g., General Motors Corp.* (March 15, 2004) (concurring in the exclusion of a proposal requesting that the company under certain circumstances provide shareholder proponents with the same shareholder information used by the company for proxy solicitation because it related to "General Motors' ordinary business operations *(i.e.,* provision of additional proxy solicitation information)"); *The Boeing Co.* (February 20, 2001) (concurring in the exclusion of a proposal requesting that any additional proxy soliciting information distributed by the company meet certain criteria because it related to the company's "ordinary business operations *(i.e.,* the presentation of additional proxy solicitation expenses in reports to shareholders)").

As discussed in detail above, the Proposal potentially impinges even on solicitations to achieve a quorum. Rule 14a-1, which defines a "solicitation" as "[a]ny request for a proxy whether or not accompanied by or included in a form of proxy" and "[a]ny request to execute or not to execute, or to revoke, a proxy" would be implicated as well. There are numerous routine types of communications that are considered solicitations under the Exchange Act, but just as in *General Motors* and *Boeing* cited above, the Proposal's plain terms could have the effect of regulating how and when the Company makes such basic solicitations, even on uncontested matters in the proxy materials. Under prior determinations made by the Staff, this is the type of proposed regulation that undermines the maxim that certain "tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

c. The Proposal impermissibly interferes with the conduct of the annual meeting.

The Staff consistently has concurred that proposals attempting to influence the procedures by which a company conducts its annual meetings relate to the company's ordinary business operations and thus are excludable under Rule 14a-8(i)(7). *See Mattel, Inc.* (January 14, 2014) (concurring in the exclusion of a proposal requesting that the company's chairman "answer with accuracy the questions asked by shareholders at the Annual Meeting, providing the questions are legitimate, of relevance to shareholders' interests and ask for answers that do not violate laws or by-laws" because "[p]roposals concerning the conduct of shareholder meetings generally are excludable under rule 14a-8(i)(7)"); *Exxon Mobil Corp.* (March 2, 2005) (concurring in the exclusion of a proposal requesting that the company "provide that a time be set aside on the agenda at each annual meeting for shareholders to ask questions" as "relating to ExxonMobil's ordinary business operations (i.e. , conduct of annual meetings)"); *Commonwealth Energy Corp.* (November 15, 2002) (concurring in the exclusion of a proposal requesting, among other things, that the company "[c]onduct the annual and other meetings in accordance with Roberts Rules of Order" because the proposal dealt with the procedures governing annual meetings and therefore focused on matters of "ordinary business operations (i.e., shareholder relations and the conduct of annual meetings)"). As discussed at length above, there can be no question but that the implementation of this Proposal would have a significant effect on the "conduct of annual meetings," including (i) the timing and structure of the meeting; (ii) the mechanics of calling the meeting to order, tabulating and announcing vote results, and adjourning the meeting; and (iii) the ability of management to take actions prior to the meeting to ensure that it runs smoothly. None of these potentially affected aspects of the annual meeting implicates the policy concern of keeping voter information confidential but instead truly goes to the heart of the Board's ability to manage the Company's affairs in the ordinary course without the undue interference, uncertainty, and waste of resources attendant in the proposed bylaw amendment.

United, of course, recognizes that despite the implications for a company's ordinary business operations, a proposal that *focuses* on a significant policy concern would be ineligible for exclusion pursuant to Rule 14a-8(i)(7). While the Staff has found that in certain contexts confidential voting policies (i.e., policies concerning access to information about the identity of individual shareholders and how they voted) can rise to the level of a significant policy issue, the mere fact that a proposal touches upon or uses a title or terminology that references a significant policy issue does not mean the proposal is therefore non-excludable. Rather, the Staff looks to the underlying substance of the proposal, and if it does not focus on a significant policy issue or if it focuses on ordinary business operations in addition to a significant policy issue, Staff precedent indicates that the proposal is excludable. *See Dominion Resources, Inc.* (February 9, 2011) (concurring that a proposal requesting a new program regarding renewable power generation was excludable under Rule 14a-8(i)(7) even though it touched on the significant policy issue of environmental protection because the underlying action requested implicated the products and services offered by the company, a matter of ordinary business).

We think it is clear, however, based on the above analysis that no part of the Proposal can be characterized as *focusing* on a significant policy issue. Even if the Proposal implicates a significant policy issue by referencing the term "confidential voting," the Proposal nevertheless focuses on ordinary business matters that, absent any concerns about policy considerations, would warrant exclusion. The central actions sought by the Proposal have nothing to do with keeping private the identities and voting preferences of shareholders. Rather, the principal effect of the Proposal is to interfere with communications between management and shareholders and management's ability to run an orderly annual meeting. All are matters of ordinary business operations. It is for this reason that when a proposal "appears to relate to both extraordinary transactions and non-extraordinary transactions, ...[the Staff] will not recommend enforcement action to the Commission if [a company] omits the proposal from its proxy materials." *See Apache Corp.* (March 5, 2008) (concurring in the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on specified principles, where the Staff noted that "some of the principles relate to Apache's ordinary business operations"); *Peregrine Pharmaceuticals Inc.* (July 31, 2007); *General Electric Company* (Feb. 3, 2005) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) because it contained elements that addressed the basic management of the company's workforce, even though part of the proposal related to the important policy concern of outsourcing jobs); *Walt Disney Company* (December 15, 2004) (concurring in the exclusion of a proposal because "although the proposal mentions executive compensation [a significant policy issue], the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production"); *Wal-Mart Stores, Inc.* (Mar 15, 1999) (concurring in the exclusion of a proposal where it requested a report regarding suppliers using unfair labor practices, an important policy issue, but also requested that the report address ordinary business matters).

The Staff has consistently affirmed that such proposals may be excluded. For these reasons, the Company believes that Rule 14a-8(i)(7) provides another basis that the Proposal may be excluded from its 2014 Proxy Materials.

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from the Company's 2014 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact the undersigned by phone at (872) 825-7667 or by email at jennifer.kraft@united.com.

Very truly yours,

Jennifer L. Kraft

Jennifer L. Kraft
Deputy General Counsel
United Continental Holdings, Inc.

Attachments

cc: John Chevedden

Exhibit A

Proponent's Submission

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jeffery A. Smisek
Chairman of the Board
United Continental Holdings, Inc. (UAL)
233 S. Wacker Drive
Chicago, IL 60601

Rule 14a-8 Proposal

Dear Mr. Smisek,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to*** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

December 13, 2013
Date

cc: Thomas J. Sabatino Jr. <Thomas.Sabatino@united.com>
Corporate Secretary
Phone: 312 997-8000
Jennifer Kraft <jennifer.kraft@united.com>

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to:

• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules
• Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)
• Rule 14a-8 shareholder resolutions included in the proxy

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

Management is able to monitor voting results and take steps to influence the outcome on matters where they have a direct personal stake such as such as ratification of stock options.

As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern the approval of stock options or other bonus plans) are overwhelmingly more likely to win a corporate vote by a very small amount than lose by a very small amount to a degree that cannot occur by chance."

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, was concerned about our executive pay – $9 million for Jeffery Smisek. UAL can give Mr. Smisek long-term incentive pay for below-median performance plus there was the potential for excessive golden parachutes. Unvested equity pay would not lapse upon CEO termination. GMI also gave our accounting a D – $177 million impairment charge in October 2013. The following directors set a bad example by owning zero or near zero-stock: Jane Garvey, Stephen Canale and James Heppner.

GMI said other limits on shareholder rights included:

• Our board's unilateral ability to amend company bylaws without shareholder approval
• Lack of fair price provisions to help insure that all shareholders are treated fairly
• Limits on the right of shareholders to convene a special or emergency shareholder meeting
• Limits on the right of shareholders to take action by written consent
• The absence of cumulative voting rights

UAL was flagged for its limited efforts in the area of identification and use of alternative energy sources – an increasingly important factor in improving a company's ability to reduce its future environmental impacts and control future costs.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

<u>Exhibit B</u>

Legal Opinion

Potter Anderson Corroon LLP

1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000
www.potteranderson.com

February 3, 2014

United Continental Holdings, Inc.
233 S. Wacker Drive
Chicago, IL 60606

Re: Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Delaware law in connection with your request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") grant no-action relief to United Continental Holdings, Inc., a Delaware corporation (the "Company"), with respect to a stockholder proposal and a statement in support thereof (the "Proposal") submitted by John Chevedden (the "Proponent") to the Company on December 13, 2013. The Proposal, if adopted, would require the Company to amend its Bylaws to include a provision that, before any annual meeting of the Company's stockholders, "the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against," shall not be available to the board of directors of the Company (the "Board") or to members of the Company's management and shall not be used to solicit proxies. The full text of the Proposal is set forth in the attached Exhibit A.

In connection with rendering our opinion, we have reviewed the following documents, all of which were supplied by the Company or were obtained from publicly available records: (1) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on September 30, 2010; (2) the Bylaws of the Company, as amended to date (the "Bylaws"); and (3) the Proposal.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals and the conformity with authentic originals of all documents submitted to us as copies or forms, and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any documents other than the documents listed above for purposes of rendering our opinion as expressed herein, and we assume that there exists no provision of any such other document that is inconsistent with our opinion expressed herein. Moreover, for purposes of rendering this opinion, we have conducted no independent factual investigation of our own, but have relied exclusively upon (i) the documents listed above, the statements and information set forth therein, and the additional matters related or assumed therein, all of which we have assumed to be true, complete, and accurate in all material respects, and (ii) the additional information and facts related herein, as to which we have been advised by the Company, all of which we have assumed to be true, complete, and accurate in all material respects.

Based upon and subject to the foregoing, and upon such legal authorities as we have deemed relevant, and limited in all respects to matters of Delaware law, for the reasons set forth below, it is our opinion that the Proposal, if adopted and implemented, would be inconsistent with Delaware law and that any bylaw adopted pursuant to the Proposal would be invalid and void.

The Proposal

The Proposal reads as follows:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to:
>
> - Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules
>
> - Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)
>
> - Rule 14a-8 shareholder resolutions included in the proxy
>
> This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.[1]

[1] We note that many publicly held corporations have adopted confidential voting policies generally providing that the votes of stockholders will be confidential. See generally Roberta Romano, Does Confidential Proxy Voting Matter?, 32 J. Legal Stud. 465 (2003); Subodh Mishra, RiskMetrics Group, 2008 Background Report: Confidential and Cumulative Voting,

Discussion

1. The Proposal, If Implemented, Would Violate Delaware Law.

Section 109(b) of the General Corporation Law of the State of Delaware (the "DGCL") provides that the bylaws of a Delaware corporation "may contain any provision, ***not inconsistent with law or the certificate of incorporation***, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers or its stockholders, directors, officers or employees." 8 Del. C. § 109(b) (emphasis added). It is well settled that bylaw provisions that are inconsistent with Delaware law or a corporation's certificate of incorporation are invalid and void. See Air Prods. & Chems., Inc. v. Airgas, Inc., 8 A.3d 1182, 1185 (Del. 2010) (invalidating a stockholder-adopted bylaw that was inconsistent with the statute and the corporation's certificate of incorporation); Crown EMAK Partners, LLC v. Kurz, 992 A.2d 377, 398 (Del. 2010) (explaining that "a bylaw provision that conflicts with the DGCL is void"); CA, Inc. v. AFSCME Emps. Pension Plan, 953 A.2d 227 (Del. 2008) (holding that proposed stockholder-adopted bylaw would violate Delaware law because it was inconsistent with Delaware law and fiduciary duty principles); Frantz Mfg. Co. v. EAC Indus., 501 A.2d 401, 407 (Del. 1985) ("A bylaw that is inconsistent with any statute or rule of common law ... is void ...."). As noted, the Proposal requests that the Board take the steps necessary to adopt a bylaw to prohibit management and the Board from having access to, or using to solicit votes, information regarding "the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against." In our view, for the reasons discussed below, such a bylaw (whether adopted by the Board or by the stockholders) would be inconsistent with Delaware law and, therefore, invalid and void.

(A) The Proposal, If Implemented, Would Interfere With the Directors' Exercise Of Their Fiduciary Duties In Violation Of Delaware Law.

Section 141(a) of the DGCL provides the board of directors of a Delaware corporation with the express statutory authority to manage the business and affairs of the corporation. Section 141(a) of the DGCL provides:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the

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available at http://va.issproxy.com/resourcecenter/publications/Background_Reports/2008/CC_2008.pdf. In contrast to those more typical forms of confidential voting policies, the Proposal would impose a bylaw that would contain broad prohibitions on access to nearly all voting information. The Proposal also would differ from those other types of policies in other respects, including that the other types of polices are ordinarily subject to applicable law and may be amended or waived by the board. See, e.g., 2008 Background Report, at 8 (discussing the characteristics of confidential voting policies, and stating, "[n]early all companies waive confidentiality when 'necessary to meet applicable requirements'").

> certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Consistent with Section 141(a), the Certificate provides that "[t]he business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors." Certificate at ARTICLE FIFTH, Section 2.1.

The Delaware Supreme Court has described the grant of managerial authority to directors expressed in Section 141(a) of the DGCL as a "cardinal precept of the [DGCL] ...." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) (stating that "[o]ne of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors"); Quickturn Design Sys., Inc. v. Mentor Graphics Corp., 721 A.2d 1281, 1291 (Del. 1998) (stating that "[o]ne of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation").

In carrying out their obligation to manage a corporation's business and affairs, the directors of a Delaware corporation have an unyielding fiduciary duty to act in the best interests of the corporation and its stockholders. See Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985); Guth v. Loft, Inc., 5 A.2d 503, 510 (Del. 1939). That unyielding fiduciary duty includes a fiduciary duty of care and a fiduciary duty of loyalty. Under the duty of care, directors have an obligation to inform themselves of all material information reasonably available to them before making a business decision and, having so informed themselves, to act with the requisite care in making such decision. See Cede & Co. v. Technicolor, Inc., 634 A.2d 345, 367 (Del. 1993); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1075 (Del. Ch. 1985). The fiduciary duty of loyalty (including the obligation to act in good faith) requires, among other things, that corporate directors act in a manner they believe in good faith to be in the best interests of the corporation and its stockholders. See Aronson, 473 A.2d at 812; Van Gorkom, 488 A.2d at 872.

Importantly, in carrying out their fiduciary duties of care and loyalty, it is the obligation of directors to determine, in the exercise of their good faith business judgment, whether or not a proposed course of action would or would not be in the best interests of the corporation. See ACE Ltd. v. Capital Re Corp., 747 A.2d 95, 103 (Del. Ch. 1999). Such a determination cannot be abandoned or delegated to stockholders. For example, in Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery held that a stockholders' agreement was invalid because it had the effect of restricting in a substantial way the freedom of directors to make decisions on matters of management policy. The Court stated that, "[s]o long as the corporate form is used...this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters." Id. at 899. See also McAllister v. Kallop, 1995 WL 462210, at *24 (Del. Ch. July 28, 1995) (holding that contract restricting exercise of fiduciary duties by limiting director's ability to make independent, good faith determination regarding appropriate corporate action is invalid), aff'd, 678 A.2d 526 (Del. 1996); Chapin v. Benwood Foundation, Inc., 402 A.2d 1205 (Del. Ch. 1979) (holding that agreement by which board committed years in advance to fill particular board vacancy with certain named person, regardless of circumstances that existed at time vacancy occurred, thus effectively relinquishing duty of directors to exercise their best judgment on management matters, was unenforceable), aff'd sub nom., Harrison v. Chapin, 415 A.2d 1068 (Del. 1980).

More recently, the Delaware Supreme Court found that a proposed bylaw that would commit a board of directors to a course of action that precludes them from fully discharging their fiduciary obligations is a violation of Delaware law. CA, Inc. v. AFSCME Emps. Pension Plan, 953 A.2d 227 (Del. 2008). In that case, a proposed bylaw would have required the board of directors to reimburse stockholders' expenses in connection with nominating candidates in a contested election of directors. Id. The Supreme Court found that the bylaw would "prevent directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate." Id. at 239. Moreover, the Supreme Court emphasized, "the Bylaw mandate[d] reimbursement of election expenses in circumstances that a proper application of fiduciary principles could preclude." Id. at 240 (emphasis added). In reaching its conclusion, the Supreme Court noted that "the Bylaw contain[ed] no language or provision that would reserve to [the corporation's] directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all." Id. (citing Malone v. Brincat, 772 A.2d 5, 10 (Del. 1998) ("Although the fiduciary duty of a Delaware director is unremitting, the exact course of conduct that must be charted to properly discharge that responsibility will change in the specific context of the action the director is taking with regard to either the corporation or its stockholders.")).[2]

In our view, the Proposal, if implemented, would infringe on the Board's authority to manage the affairs of the Company because, as in CA, the proposed bylaw provision would prevent the directors from exercising their full managerial power to act in a manner they determine to be in the best interests of the corporation. Among other things, the Proposal would restrict the Board's access to information regarding the proxies received for and against proposals that the directors have determined to be in the best interests of the Company and its stockholders. As noted, the directors' fiduciary duty of care requires them, when carrying out their fiduciary obligations, to inform themselves of all material information reasonably available regarding the matter at hand. The Delaware courts have repeatedly held that contractual restrictions that effectively prevent directors from complying with this aspect of their duty of care – i.e., provisions that result in "willful blindness" – are invalid. See, e.g., In re Celera Corp. S'holder Litig., 2012 WL 1020471, at *22 (Del. Ch. Mar. 23, 2012) ("Once resigned to a measure of willful blindness [by agreeing with certain potential bidders that the bidders will not indicate their interest in submitting a bid and that the board of directors would not inquire further into such bidders' interest], the Board would lack the information to determine whether continued compliance with the Merger Agreement would violate its fiduciary duty to consider superior offers. Contracting into such a state conceivably could constitute a breach of fiduciary duty.")

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[2] We note that, after the CA decision, the Delaware legislature amended the DGCL to specifically permit bylaws that authorize reimbursement of a stockholder's proxy solicitation expenses under certain circumstances. See 8 Del. C. § 113.

(citations omitted), rev'd in part on other grounds, 59 A.3d 418 (Del. 2012); Phelps Dodge Corp. v. Cyprus AMAX Minerals Co., 1999 WL 1054255 (Del. Ch. Sept. 27, 1999) (Transcript) (noting that contractual restrictions that prevent directors from viewing material information amounts to willful blindness and may constitute a breach of fiduciary duties); In re Complete Genomics, Inc. S'holder Litig., C.A. No. 7888-VCL, at 18 (Del. Ch. Nov. 27, 2012) (Transcript) (finding a reasonable probability of success on the merits because contract provisions prohibiting a potential acquiror from making any public or private request that the target waive standstill restrictions represent "a promise by a fiduciary to violate its fiduciary duty" and that, by agreeing to this provision, "the Genomics board impermissibly limited its ongoing statutory and fiduciary obligations to properly evaluate a competing offer, disclose material information, and make a meaningful merger recommendation to its stockholders").

Implementing the Proposal would impermissibly limit the Board's access to material information that the Board may be obligated to consider in carrying out its fiduciary obligations. It is the prerogative of the directors, and not the prerogative of stockholders, to determine what types and quantities of information it is appropriate for the directors to review and evaluate in order to carry out their fiduciary duties. See Citron v. Fairchild Camera and Instrument Corp., 1988 WL 53322, at *17 (Del. Ch. May 19, 1988) ("'[J]ust how much information prudence requires before a decision is made is itself a question that calls for informed judgment of the kind courts are not well-equipped to make") (quoting Solash v. Telex,1988 WL 3587, at *8 (Del. Ch. Jan. 19, 1988)), aff'd, 569 A.2d 53 (Del. 1989); In re RJR Nabisco, Inc. S'holders Litig., 1989 WL 7036, at *19 (Del. Ch. Jan. 31, 1989) (noting that "the amount of information that it is prudent to have before a decision is made is itself a business judgment" to be made by the board).

The Proposal, if implemented, would deprive the directors of the ability to exercise that prerogative by preventing them from obtaining information they otherwise determine they need to act in an informed manner in carrying out their duty to act in the best interests of the Company and its stockholders. For example, if directors determine that a proposed transaction is in the best interests of the corporation and its stockholders, but they have access to information showing that sufficient proxies in favor of such transaction have not been submitted leading up to a stockholder meeting to vote on the matter, then the directors may determine that their fiduciary duties require them to take steps to facilitate the transaction if they continue to believe in good faith that it is in the corporation's best interests. In such a situation, the directors might determine that it is in the best interests of the Company and its stockholders (i) to make supplemental disclosure regarding the transaction, (ii) to renegotiate some aspect of the transaction to make it more appealing to stockholders, (iii) to postpone or adjourn the meeting to provide more time for soliciting proxies, or (iv) to solicit proxies from the largest stockholders from whom, to date, the Company has not received proxies supporting the proposal recommended by the Board. Without the types of information the Proposal would prohibit the directors from receiving, the Board could not act in an informed manner to carry out its fiduciary duties in any of these situations. The Proposal, if implemented, would further impair the ability of the directors to make an informed determination of how best to deploy corporate resources and funds in seeking to garner stockholder support for a transaction they determine to be in the best interests of the Company and its stockholders because they would not have access to the tally of proxy votes or even information regarding stockholders who have not yet voted. In addition, the Proposal, if implemented, would impose limitations that would materially impinge on the Company's effectiveness in soliciting proxies and, as a result, likely restrict the Company's ability to agree contractually (for example, in a merger agreement) to use its reasonable best efforts to solicit proxies in favor of the adoption of the agreement, which would further restrict the ability of directors to pursue transactions they determine to be in the best interests of the Company and its stockholders.

The Delaware Court of Chancery has held that receiving and evaluating information regarding preliminary results of proxy voting in advance of a meeting, and acting on that information in a way the board determines serves the best interests of the corporation, is an appropriate activity in which a board may engage to fulfill its fiduciary obligations. In Mercier v. Inter-Tel (Delaware), Inc., 929 A.2d 786 (Del. Ch. 2007), a board of directors postponed a stockholder meeting that had been called to vote on an acquisition of the company when the board realized it had insufficient stockholder votes to approve the transaction. The board continued to believe that the proposed transaction was in the best interests of the corporation and its stockholders, and determined it was advisable to postpone the meeting to facilitate providing stockholders with additional information and to provide sufficient time to solicit additional votes. The Court of Chancery held that the board had shown a compelling justification and acted in accordance with its fiduciary duties in taking these actions. The Court further observed that, because the directors had determined that the proposed transaction was in the best interests of the corporation and its stockholders, the directors, as fiduciaries, were obligated "to pursue the implementation of those measures in an efficient fashion" in an effort to obtain the required stockholder approval. Id. at 809.

To make the type of determination the board made in Inter-Tel, and to do so on an informed basis and in a manner consistent with fiduciary duties, a board necessarily must have access to the current stockholder vote tallies in advance of the stockholders' meeting at which the vote will be taken. Because the Proposal would prohibit the Company's directors from obtaining such information in uncontested voting situations – information that the directors may need in order to comply with their fiduciary duties of loyalty and care – it is our view that implementation of the Proposal would be inconsistent with Delaware law and that any bylaw implementing the Proposal would be invalid as a matter of Delaware law.[3]

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[3] We note that the Proposal states that it "shall not impede the Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes." Notwithstanding this exception, the Proposal still would prohibit directors and management from obtaining vote tally and other pertinent information regarding proxy voting that the Board may need to act in an informed manner in accordance with its fiduciary obligations. While the Proposal appears to contain a vague exception relating to "conduct[ing] solicitations for other proper purposes," those other proper purposes are not defined in the Proposal. Based on the express terms of the Proposal, the Board and management still would be prohibited from obtaining or using any proxy tally and related information in connection with nearly every conceivable situation in which stockholders may be asked to vote on uncontested matters: "Management-sponsored or Board-sponsored resolutions seeking approval of executive pay *or for other purposes*, including votes mandated under applicable stock exchange rules" (emphasis added); "Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes);" and "Rule 14a-8

(B) The Proposal, If Implemented, Would Violate Section 220(d) of the DGCL.

Section 220(d) of the DGCL provides that all directors have the right to examine the corporation's books and records for a purpose reasonably related to their position as directors. See 8 Del. C. § 220(d). Delaware case law has interpreted this right very broadly. See, e.g., Milstein v. DEC Ins. Brokerage Corp., C.A. 17586 and 17587 (Del. Ch. Feb. 1, 2000) (Bench Ruling) ("[T]he right of a director of a Delaware corporation to inspect [and] have access to the books and records of the corporation is quite broad. It has been described by me, and I think others, as essentially unfettered in nature."); Intrieri v. Avatex Corp., 1998 WL 326608, at *2 (Del. Ch. June 12, 1998) ("[T]he Court works from the presumption that a sitting director is entitled to unfettered access to the books and records of the corporation for which he sits ...."); Kalisman v. Friedman, 2013 WL 1668205, at *3 (Del. Ch. Apr. 17, 2013) (describing directors' rights to a corporation's books and records as "essentially unfettered"). Access to information concerning pre-meeting proxy tallies and related proxy voting information is reasonably related to a director's position as a director because, as discussed above, such information may be material to a director's decision to take certain actions or to refrain from taking certain actions. See Holdgreiwe v. The Nostalgia Network, Inc., 1993 WL 144604, at *3 (Del. Ch. Apr. 29, 1993) ("The rights of directors to access the corporate books and records are recognized by Delaware law as of fundamental importance and a necessary concomitant to the imposition upon directors of fiduciary duties.") The Proposal, if adopted, would impose significant limits on the directors' access to such information, which directly contradicts each director's statutory right to access corporate information under Section 220(d) of the DGCL.

Accordingly, because the Proposal, if implemented, would improperly infringe on the managerial authority of the Board, and because it would improperly infringe on directors' rights under Section 220(d) of the DGCL, in our opinion, the Proposal is inconsistent with Delaware law and any bylaw adopted pursuant to the Proposal would be invalid and void.

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shareholder resolutions included in the proxy." Thus, proxy voting information could not be obtained or used in connection with stockholder votes on mergers, sales of substantially all assets, amendments to the certificate of incorporation, stockholder-approved bylaw amendments, or other matters for which the DGCL requires stockholder approval; such information could not be obtained or used in connection with stockholder votes on stock issuances requiring approval under applicable stock exchange rules, or in connection with say-on-pay or similar votes; and such information could not be obtained or used in connection with any other matter involving "Board-sponsored resolutions seeking approval ... for other purposes." Accordingly, this provision of the Proposal does not alter our conclusion that the Proposal is inconsistent with Delaware law.

This opinion is rendered solely for your benefit in connection with the foregoing and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity for any purpose, without our prior written consent; provided that this opinion may be furnished to or filed with the Securities and Exchange Commission in connection with your no-action request relating to the Proposal.

Very truly yours,

Potter Anderson & Corroon LLP

1137214/MAM/MAP